Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ATERIAN, INC.

a Delaware corporation

Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), Aterian, Inc., a corporation organized and existing under the DGCL (the “Corporation”), hereby certifies as follows:

A. On March 8, 2024, the Board of Directors of the Corporation duly adopted a resolution proposing and declaring advisable the following amendment (the “Amendment”) to the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate”).

B. The Certificate is hereby amended by adding the following paragraph:

“TWELFTH: Effective 8:00 a.m. Eastern Time March 22, 2024, every twelve (12) shares of Common Stock then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of Common Stock (the “Reverse Stock Split”); provided, however, that the number of shares of Common Stock and the number of shares of Preferred Stock authorized pursuant to ARTICLE FOURTH shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. Any shareholder holding a fractional share following the Reverse Stock Split shall have their fractional share rounded up to the next whole number, without any action on the part of the shareholder."

C. This Amendment has been duly approved and adopted by a majority of the stockholders of the Corporation entitled to vote thereon in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended, to be signed by a duly authorized officer of the Corporation on this 20th day of March 2024.

By:	/s/ Christopher Porcelli
Name: Christopher J. Porcelli
Title: Corporate Secretary